UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Security Alarms & Co. Selects Sierra Wireless IoT Services for ARHUB Smart Home Security Solution

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 7, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Security Alarms & Co., a Swiss developer of intelligent home security solutions, selected Sierra Wireless IoT Services to enable highly resilient cellular connectivity for its ARHUB home security smart hub.

ARHUB connects intelligent home security devices to the Internet with Wi-Fi, LAN and cellular, providing a disruptive answer to the major issues that smart home security users deal with when connecting multiple devices with different network technologies. Using the Sierra Wireless Smart SIM, ARHUB intelligently analyzes networks and connects to the most available network in the region.

“Our customers are our development partners, and we have taken their feedback to design a solution that eliminates their home security frustrations and concerns,” said Security Alarms & Co.’s CEO Natalya Lopareva. “A traditional IoT solution is not enough when it comes to security and safety, so we teamed up with Sierra Wireless to ensure that ARHUB is always connected and accessible, regardless of the consumer’s network configuration or geographic location.”

The multi-operator Sierra Wireless Smart SIM and Connectivity Services connect devices to consumers and enterprises using global cellular networks. Sierra Wireless’ unique Smart SIM automatically selects and connects to the best available cellular network to ensure resilient and reliable data transmission at all times.

“Security Alarms & Co.’s ARHUB ensures its customers can confidently secure what matters most to them,” said Marc Overton, senior vice president and GM of IoT Services, Sierra Wireless. “Sierra Wireless IoT Services provide constant Internet connectivity that Security Alarms & Co. can rely on for a complete smart home security solution.”

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Security Alarms & Co.

Driven by obsession for customer satisfaction and passion for shaping technology, Security Alarms & Co. creates thoughtful, simple and innovative solutions for peace of mind at all times. ARHUB alarm system and security cameras are disruptive products, developed in Switzerland, that combine precision, simplicity and privacy. For more information, visit: https://www.arhub.swiss.

“ARHUB” is a registered trademark of Security Alarms & Co. Other product or service names mentioned herein may be the trademarks of their respective owners.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
For Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 7, 2018